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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                              (Amendment No. 2)

                  Under the Securities Exchange Act of 1934

                        DRUMMOND FINANCIAL CORPORATION

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                               (Name of Issuer)

                        Common Stock, $0.01 Par Value

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                        (Title of Class of Securities)

                                 126 60E 105

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                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                July 23, 1998

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           (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                             Page 2 of 5 Pages

CUSIP No.   126 60E 105
          -----------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          MFC Bancorp Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a) [   ]
    (b) [ X ]

3)  SEC Use Only
                 -------------------------------------------------

4)  Source of Funds    WC
                   -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)  Citizenship or Place of Organization    Yukon Territory, Canada
                                          ------------------------------------

Number of                    (7)  Sole Voting Power         95,000
Shares Bene-                                        --------------------------
ficially                     (8)  Shared Voting Power       1,184,250
Owned by                                              ------------------------
Each Reporting               (9)  Sole Dispositive Power    95,000
Person                                                   ---------------------
With                         (10) Shared Dispositive Power  1,184,250
                                                           -------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,279,250
                                                                  ------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13)  Percent of Class Represented by Amount in Row (11)   47.1%
                                                        ----------------------

14)  Type of Reporting Person    CO
                              ------------------------------------------------


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                                                             Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Drummond Financial Corporation ("Drummond"), a Delaware corporation, having a principal executive office at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services segment and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. See Item 6 on page 2 of this Schedule 13D/A for the jurisdiction of organization of MFC.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC.


     NAME                 RESIDENCE              PRINCIPAL
                     OR BUSINESS ADDRESS         OCCUPATION               CITIZENSHIP
-------------------------------------------------------------------------------------
Michael J. Smith     6 Rue Charles-Bonnet,        Director, President      British
                     1206 Geneva, Switzerland     and Chief Executive
                                                  Officer of MFC
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Roy Zanatta          2 Stratford Place            Director and             Canadian
                     London, England              Secretary of MFC
                     United Kingdom, W1N 9AE
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Sok Chu Kim          1071 - 59 Namhyun-Dong,      Director of Korea        Korean
                     Gwanak-Kn, Seoul, Korea      Liberalization Fund Ltd.
-------------------------------------------------------------------------------------
Julius Mallin        256 Jarvis Street,           Retired Businessman      Canadian
                     Apt. 8D, Toronto, Ontario,
                     Canada, M5B 2J4
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Oq-Hyun Chin         3,4 Floor, Kyung Am Bldg.,   Business Advisor,        Korean
                     831028 Yeoksam-Dong,         The Art Group Architects
                     Kangnam-Ku, Seoul, Korea     & Engineers Ltd.
-------------------------------------------------------------------------------------

During the last five years, neither MFC nor, to the knowledge of MFC, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

MFC has paid an aggregate of approximately $17,100 or $0.18 per share for 95,000 shares of common stock of Drummond. The purchase price was paid from MFC's cash reserves.


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                                                             Page 4 of 5 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

MFC has acquired the shares of Drummond for investment purposes. At this time, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have the intention of acquiring additional shares of Drummond, although MFC reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have any present intention, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A dated June 11, 1998 filed by MFC and Constable Investments Ltd.("Constable"), MFC was the beneficial holder of 1,184,250 shares of common stock of Drummond. On July 23, 1998, MFC acquired 95,000 shares of common stock of Drummond for approximately $0.18 per share or an aggregate purchase price of approximately $17,100. As a result, MFC beneficially owns an aggregate of 1,279,250 shares of common stock of Drummond, which represents approximately 47.1% of Drummond's issued and outstanding shares of common stock. MFC has the sole power to direct the vote and disposition of 95,000 shares of common stock of Drummond and shares the power to direct the vote and disposition of 243,350 shares of common stock of Drummond with Constable and 940,900 shares of common stock of Drummond with Ballinger Corporation.

To the knowledge of MFC, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of Drummond, nor did they or MFC effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


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                                                             Page 5 of 5 Pages


                                  SIGNATURE
                                  ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        July 27, 1998
                                               -------------------------------
                                                            (Date)

                                                       MFC BANCORP LTD.

                                               By:    /s/ Michael J. Smith
                                               -------------------------------
                                                          (Signature)

                                                 Michael J. Smith, President
                                               -------------------------------
                                                        (Name and Title)